Special Meeting of Shareholders (unaudited)

A Special Meeting of shareholders of the Pacific
Capital International Stock Fund (the "Fund") was held on June 1, 2004 at 100 Summer Street,
Suite 1500, Boston, Massachusetts 02110, for the purpose of approving a new Sub-Advisory
Agreement for the International Stock Fund with Hansberger Global Investors, Inc.
(the "Proposal"). As of the record date, there were 8,537,007.376 shares of the Fund outstanding and entitled to vote at the Special Meeting. A majority of the outstanding voting shares of the Fund approved the Proposal by the following votes:

FOR
7,626,892.679 shares
AGAINST
8,009.000 shares
ABSTAIN
755.000shares